[AARON’S, INC. LETTERHEAD]
December 14, 2009
VIA EDGAR CORRESPONDENCE AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4631
Washington, D.C. 20549

Attention:	Ms. Sherry Haywood, Staff Attorney

Re:	Aaron Rents, Inc.
Form 10-K
Response to SEC Comments dated November 30, 2009
File Number 1-13941
Dear Ms. Haywood:
     We provide below responses to the Staff’s comment letter dated November 30, 2009. As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments followed by our response.
     Unless the context requires otherwise, references to we, our, us, Aaron’s or the Company in the responses below refer to Aaron’s, Inc. (formerly known as Aaron Rents, Inc.)
General
1.	Unless otherwise indicated, please amend your annual report on Form 10-K for the year ended December 31, 2008 in response to the following comments.

Response:

The Company respectfully submits that an amendment to its annual report on Form 10-K for the year ended December 31, 2008 is not required under the circumstances, and requests that the Staff reconsider its request. The Company does not believe that the Staff’s comments 5-8, related to executive compensation disclosure, are of the type that commonly require an amendment to prior filings, particularly in light of the Company’s responses to those comments. With respect to comment 4, related to wording changes to the Company’s Exhibit 31 executive certifications, the Staff has expressly indicated in its comment that future compliance, versus refiling of corrected prior certifications, is acceptable.

With respect to the Staff’s comments 2 and 3 related to the material weakness in internal control over financial reporting the Company identified in the fourth quarter of 2008, the Company submits that in light of its conclusion, discussed below, that the remedial

Letter to the Securities and Exchange Commission
December 14, 2009

change to the Company’s internal control over financial reporting undertaken in response to the weakness was itself immaterial, the Company’s prior disclosures were both adequate and accurate, and no amendment is necessary.
Internal Control over Financial Reporting, page 54
2.	Please revise to disclose the specific steps that the company has taken to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report. Please also identify the specific periodic report in which you discuss the material weakness.

Response:

Subsequent to filing its quarterly report on Form 10-Q for the quarter ended September 30, 2008, the Company detected errors in the cash flow statement for the third quarter of 2008 resulting from a clerical error within the supporting detail that was not identified during the review of the cash flow statement. In particular, and as reported in the Company’s amendment to its third quarter 2008 Form 10-Q filed on November 24, 2008, the items “Additions to Rental Merchandise” and “Book Value of Rental Merchandise Sold or Disposed” for the nine months ended September 30, 2008 were inadvertently overstated by approximately $241.1 million; however, the net effect of these two items was zero, resulting in no change to the previously reported cash provided by operating activities or cash at the end of the period. We described and corrected these errors in the Form 10-Q/A. Nevertheless, we concluded that the failure to identify the error prior to the filing of the Form 10-Q constituted a material weakness in the Company’s internal control over financial reporting.

The material weakness that arose as of September 30, 2008 was the failure of management to identify a specific and isolated error related to one spreadsheet supporting the cash flow statement during its review. We remediated the material weakness during the fourth quarter of 2008 by increasing the amount of time spent in conducting the management review of the cash flow statement and supporting detail.

We believe these facts are appropriately disclosed in the Company’s filings. In Item 4 of the Form 10-Q/A on page 14, it is reported that the cash flow statement error resulted “from a clerical error within the supporting detail that was not identified during the review of the cash flow statement.” The Company indicates later in Item 4 that it has commenced remedial activities that it then anticipated would be completed by the end of the fourth quarter of 2008. In the Company’s annual report on Form 10-K for the year ended December 31, 2008, Item 9A on page 54 confirms that the remediation was completed during the fourth quarter. As the Company expressly identified the cause of the weakness as insufficient management review of the cash flow statement and supporting detail, it is implicit that the remediation consisted of improving management’s

Letter to the Securities and Exchange Commission
December 14, 2009

review. Particularly in light of the Company’s judgment that the change in internal control over financial reporting to remeditate the material weakness was itself immaterial, discussed in our response to your comment #3 below, we submit that the disclosure concerning remediation of the weakness was adequate and accurate.

We do not believe the material weakness existed as of December 31, 2008. As noted above, Item 9A of the Company’s 2008 Form 10-K confirms that remediation of the previously reported material weakness was completed during the fourth quarter. In addition, management’s report on internal control over financial reporting, appearing on page 35 of its 2008 Form 10-K, concludes that the Company’s management believed internal control over financial reporting was effective as of December 31, 2008, which would be inconsistent with a conclusion that the material weakness still existed as of such date. The Company is familiar with and has reviewed the definition of “material weakness” and does not believe that there were any deficiencies or combination of deficiencies in its control process that were severe enough to result in a reasonable possibility that the Company would not prevent or detect a material misstatement of the Company’s annual financials on a timely basis as of December 31, 2008.

As noted above, the material weakness was described in the amendment to the Company’s third quarter 2008 Form 10-Q filed on November 24, 2008. Our 2008 Form 10-K refers to that Form 10-Q/A in Item 9A on page 54. Although the disclosure in the Form 10-K inadvertently omits a reference to the fiscal quarter to which the Form 10-Q/A relates, or the Form 10-Q/A’s filing date, we suggest that in the context of that paragraph, where the fourth quarter of 2008 is expressly referenced, readers would easily locate the Form 10-Q/A, as it was the only one filed by the Company during that quarter (and indeed, the only one filed by the Company since 1996).

3.	Please explain your disclosure that there were no changes in Aaron Rents’ internal control over financial reporting during the Company’s fourth fiscal quarter of 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting in light of your statement that during the fourth quarter of 2008, the Company implemented and amended certain controls to remediate material weakness in internal control over financial reporting.

Response:

As noted above, the Company’s disclosure under Item 9A on page 54 of its annual report on Form 10-K for the fiscal year ended December 31, 2008, under the subheading “Internal Control Over Financial Reporting,” states that the Company did “implement and amend certain controls to remediate the material weakness in internal control over financial reporting identified in the Company’s amendment to its quarterly report on Form 10-Q/A filed with the Securities and Exchange Commission” during the fourth quarter of 2008. However, as you observe in your comment, adjacent to that disclosure

Letter to the Securities and Exchange Commission
December 14, 2009

the Company also concluded that there were no changes in internal control over financial reporting during the Company’s fourth fiscal quarter of 2008 that materially affected, or were reasonably likely to materially affect, such controls.

The Company made these disclosures because it concluded that the remedial change to its internal control over financial reporting made in response to the material weakness, discussed in our response to comment #2 above, was itself immaterial, and effected no material change to the Company’s internal control over financial reporting. Put another way, although our failure to detect the cash flow statement error before filing our Form 10-Q was a material weakness, we were able to remediate the problem with a relatively minor enhancement to our internal controls.

In evaluating whether the remediation—consisting of improved management review of the cash flow statement and supporting detail—effected a material change to our internal control over financial reporting, we in particular have considered the Staff’s guidance in Question 7 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports-Frequently Asked Questions (revised September 24, 2007). In the answer to that question, the Staff stated that the issue of whether a change to internal control over financial reporting was material “would be determined upon the basis of the impact on internal control over financial reporting and the materiality standard articulated in TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1976) and Basic Inc. v. Levinson, 485 U.S. 224 (1988).”

As you know, under the traditional materiality standards established by TSC, “[a]n omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote” their shares, or “[p]ut another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” 426 U.S. at 449.

Applying the traditional standards, as instructed by the Staff in Question 7, the Company has concluded that the remedial step taken to address the weakness was immaterial. Observe how the particular remedial step at issue—improving existing management review of the cash flow statement and supporting detail—contrasts to other control changes which would in the normal course appear to be material, such as the implementation of a new comprehensive accounting and financial reporting software system (an example given in Question 7) or the hiring of senior financial or accounting executives. In the case of improving management’s review, it is difficult to see how there is a substantial likelihood that a reasonable shareholder or investor would consider details of that remediation as important to voting, buying or selling decisions. On the other hand, it is much easier to conclude that reasonable shareholders and investors would view significant information system implementations or financial management changes as important facts.

Letter to the Securities and Exchange Commission
December 14, 2009

While an investor would no doubt consider the occurrence and nature of the material weakness, as well as the fact of its remediation, to be important disclosures, all of these matters have been described in the Company’s Form 10-Q/A and 2008 Form 10-K. And, as discussed in our response to comment #2 above, the immaterial remedial step itself has been described, to the extent justified under the circumstances.

As the Company concluded that the remedial step did not materially change the Company’s internal control over financial reporting, its disclosures under Item 9A of its 2008 Form 10-K were accurate. In addition, because the remedial change itself was judged immaterial, we submit that it was not necessary to describe it in more detail than with which it was already described in the Form 10-Q/A and 2008 Form 10-K.

As always, we will continue to monitor the effectiveness of our internal control over financial reporting and will make any further changes that management deems appropriate.
Certifications, Exhibits 31.1 and 31.2
4.	In future filings, please file the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. We note that you inserted “annual” before “report” in sections 2, 3, 4(a), (c) and (d), you inserted “we” in section 4 and you revised the wording “the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” in section 4(d).

Response:

The Company will comply with your comment in future certifications.
Definitive Proxy Statement
Annual Base Salary, page 18
5.	We note that the Compensation Committee considers a number of factors in its annual review of base salaries for named executive officers some of which are not applicable to all of the named executive officers. To the extent base salaries are correlated with the achievement of certain individual objectives and performance factors, please discuss the specific items of individual performance used to determine base salaries for each named executive officer. Please see Item 402(b)(2)(vii) of Regulation S-K. Additionally, the disclosure in this section regarding the rationale for the salary increases is too general. In particular, there is little discussion of how the general factors noted translated into the salary increases. Please refer to Item 402(b)(2)(ix) of Regulation S-K. The compensation discussion and analysis should be sufficiently precise to identify material differences in

Letter to the Securities and Exchange Commission
December 14, 2009

compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A.

Response:

While the Company’s annual incentive program is completely objective, the process for determining salary levels for the named executive officers is more subjective and is influenced by historical salary levels and increases. In response to your comment, the Company anticipates including disclosure substantially to the following effect in the proxy statement for its next annual meeting of shareholders:
While the Compensation Committee considers a number of financial and non-financial factors in its annual review of base salaries for the Company’s named executive officers, these factors are not assigned a specific weight or numeric value when considered. Nor are specific performance targets or objectives generally established in connection with the factors reviewed. Rather, the Compensation Committee considers all of the factors as a whole and makes a subjective assessment of the impact the named executive officers make on the Company’s business generally. The assessment of these factors does not typically distinguish between the named executive officers, except that with respect to Mr. Evans, who is responsible for the Company’s franchise operations, the number of new franchise store openings and franchise area development agreements entered into is given relatively more weight than other non-financial factors.

Additionally, the Compensation Committee reviews salary levels historically established for the named executive officers, taking into consideration salary increases awarded in prior years, and years in which no salary increases were awarded. Under this approach by the Compensation Committee, as illustrated in the Summary Compensation Table appearing below under REMUNERATION OF EXECUTIVE OFFICERS, the salary increases awarded to the named executive officers have generally been consistent over the past three years, other than with respect to Mr. Loudermilk, Jr.’s increase for 2008, which reflected his promotion to Chief Executive Officer, and Mr. Loudermilk, Sr.’s increase for 2007, which reflected a shift in the mix of his compensation between salary and annual cash incentive, and also reflected that his salary had remained the same for more than ten years preceding the increase.
6.	We note that you strive to provide senior executives with a base salary that is competitive with companies in the retail and similar industries and companies that are comparable in size and performance. However, the precise nature of your benchmarking is not clear. Because comparative pay information appears to be material to your compensation policies and decisions, please identify the benchmark and its components (including peer group companies) and discuss how actual

Letter to the Securities and Exchange Commission
December 14, 2009

payments compared to the group. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations.

Response:

Comparative pay information is not material to the Company’s salary decisions, and it does not engage in “benchmarking.” In response to your comment, the Company anticipates including disclosure substantially to the following effect in the proxy statement for its next annual meeting of shareholders:
While the Company strives to provide its senior executives with a base salary that is competitive with similar publicly traded companies, the Company does not “benchmark” against other companies and does not consult surveys of publicly available salary information. The Compensation Committee is generally aware of publicly available information regarding the salaries of senior management employees of similar size companies and applies this knowledge in establishing base salaries. The publicly available salary information the Compensation Committee considers does not originate from any discrete peer group. The Committee does however routinely review compensation information of the Company’s publicly-traded competitor, Rent-a-Center, Inc.
Annual Cash Bonuses, page 18
7.	Please disclose the specific performance criteria and actual results used in awarding annual incentive compensation to each of your named executive officers. We note disclosure of the calculation of the amounts awarded to your named executive officers on page 18 (percentages of pre-tax earnings for 2008) and the disclosure of Mr. Evans’ quarterly franchise pre-tax profit objectives. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion and discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. Please refer to Items 402(b)(2)(v)-(ix) of Regulation S-K.

Response:

The criteria and actual results are already disclosed. As described on pages 18 and 24 of the Company’s proxy statement, the Company’s named executive officers are paid, as an

Letter to the Securities and Exchange Commission
December 14, 2009

annual cash incentive, a specified percentage of the Company’s (or the Aaron’s Sales & Lease Ownership Division’s, in the case of Mr. Butler) pre-tax earnings for the fiscal year, whatever those earnings may be (provided pre-tax earnings exceed those of the preceding fiscal year). Payment of such amounts are not contingent on other criteria. Because the amount of an officer’s incentive increases and decreases as pre-tax earnings increase and decrease, the Company’s annual cash incentive plan is both completely performance-based and completely objective. If there are no pre-tax earnings, or if such earnings do not exceed the previous year’s, no incentive is payable.

The specific percentages of pre-tax earnings applicable to each named executive are disclosed on pages 18-19 and 24, and the actual amounts paid are disclosed on pages 22 and 24.

Mr. Evans’ annual incentive is somewhat different than the other named executive officers. The material details of his plan however are set forth on pages 18-19.
Long-Term Equity Incentive Awards, page 19
8.	Your compensation discussion and analysis provides minimal, if any, analysis as to how the ultimate level of equity awards was determined and how the performance of the named executives was measured. For each named executive officer, please provide a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts. Please refer to Items 402(b)(2)(i)-(vii) of Regulation S-K.

Response:

In response to your comment, the Company anticipates including disclosure substantially to the following effect in the proxy statement for its next annual meeting of shareholders:
The Compensation Committee generally intends that outstanding equity awards will not, in the aggregate, exceed a certain percentage of the overall outstanding common shares, although this percentage is a guideline subject to change depending upon extant circumstances. The Compensation Committee also considers the amount of stock incentive accounting expense it deems advisable, upon consultation with management, for the Company to incur when new awards are being contemplated. Based upon the limits set by the antidilution guidelines and stock incentive accounting expense considerations, the Compensation Committee approves an overall pool of equity awards available for it to award to senior executives and key employees in a given year. Recipients are largely identified based on their level within the Company, although not all eligible employee levels participate in all grants. The pool of incentives is distributed to eligible participants using historical award levels, with those employees at the same level generally receiving the same

Letter to the Securities and Exchange Commission
December 14, 2009

award amount. If award amounts are adjusted, they are generally adjusted so as to keep similar proportional differences between employee levels.
* * * * *
     The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (678) 402-3314. Thank you.

Sincerely, AARON’S, INC.
By:	/s/Gilbert L. Danielson
Gilbert L. Danielson
Executive Vice President, Chief Financial Officer